UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

December 2025
Commission File Number 001-04546

UNILEVER PLC
(Translation of registrant’s name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F
This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-273447) of Unilever PLC, Unilever United States, Inc., Unilever Capital Corporation and Unilever Finance Netherlands B.V. and the registration statements on Form S-8 (File Nos. 333-277922, 333-268754, 333-185299 and 333-103491-01) of Unilever PLC and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INDEX TO EXHIBITS

No.	Exhibit
99.1	Completion of demerger of Unilever’s Ice Cream Business

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

Date: 9 December 2025	By:	/s/ M.Varsellona
		Name:	M.Varsellona
		Title:	Chief Legal Officer and Group Secretary